SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Silicon Laboratories Inc.

(Name of Subject Company (Issuer))

Silicon Laboratories Inc.

(Names of Filing Persons (Issuer and Offeror))

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

826919102

(CUSIP Number of Class of Securities)

G. Tyson Tuttle, Chief Executive Officer

John C. Hollister, Chief Financial Officer

Silicon Laboratories Inc.

400 West Cesar Chavez

Austin, Texas 78701

(512) 416-8500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person)

Copies to:

Philip Russell, Esq.

Drew Valentine, Esq.

DLA Piper LLP (US)

303 Colorado Street, Suite 3000

Austin, Texas 78701

(512) 457-7000

CALCULATION OF REGISTRATION FEE

TRANSACTION VALUATION(1)	AMOUNT OF FILING FEE(2)
$1,000,000,000	$109,100

(1)

Estimated for purposes of calculating the filing fee only. This amount is based on the offer to purchase for not more than $1.0 billion in aggregate value of shares of common stock of Silicon Laboratories Inc.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11(b) under the Securities Exchange Act of 1934, as amended, equals $109.10 per $1,000,000 of the value of the transaction.

☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:  ☐

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Issuer Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Silicon Laboratories Inc., a Delaware corporation (“SLAB” or the “Company”), to purchase for cash up to $1.0 billion in value of shares of Common Stock, par value $0.0001 per share (each, a “Share,” and collectively, the “Shares”), of the Company at price of not less than $140.00 and not greater than $160.00 per Share, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 3, 2021 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(A), and the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, as they may be amended and supplemented from time to time, the “Offer”), a copy of which is attached hereto as Exhibit (a)(1)(B).

This Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934 (as amended, the “Exchange Act”).

All information in the Offer to Purchase and the related Letter of Transmittal hereby is expressly incorporated by reference in answer to all items in this Schedule TO, and as more particularly set forth below.

Item 1. Summary Term Sheet

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information

(a) Name and address. The name of the subject company and the issuer of the securities to which this Schedule TO relates is Silicon Laboratories Inc., a Delaware corporation, and the address of its principal executive office is 400 West Cesar Chavez, Austin, Texas 78701. The telephone number at such principal executive office is (512) 416-8500.

(b) Securities. The information set forth in the Offer to Purchase under the section captioned “Introduction” and Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) is incorporated herein by reference.

(c) Trading market and price. The information set forth in the Offer to Purchase under Section 8 (“Price Range of the Shares; Dividends”) is incorporated herein by reference.

Item 3. Identity and Background of Filing Person

(a) Name and address. The Company is the filing person. The Company’s address and telephone number are set forth in Item 2(a) above. The information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 4. Terms of the Transaction

(a) Material terms. The following sections of the Offer to Purchase contain a description of the material terms of the transaction and are incorporated herein by reference:

•	“Summary Term Sheet”;

•	Section 1 (“Number of Shares; Purchase Price; Proration”);

•	Section 2 (“Purpose of the Offer; Certain Effects of the Offer”);

•	Section 3 (“Procedures for Tendering Shares”);

•	Section 4 (“Withdrawal Rights”);

•	Section 5 (“Purchase of Shares and Payment of Purchase Price”);

•	Section 6 (“Conditional Tender of Shares”);

•	Section 7 (“Conditions of the Offer”);

•	Section 9 (“Source and Amount of Funds”);

•	Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”);

•	Section 12 (“Effects of the Offer on the Market for Shares; Registration under the Exchange Act”);

•	Section 14 (“Material U.S. Federal Income Tax Consequences”);

•	Section 15 (“Extension of the Offer; Termination; Amendment”);

•	Section 16 (“Fees and Expenses”); and

•	Section 17 (“Miscellaneous”).

(b) Purchases. The information in Section 11 of the Offer to Purchase (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(a) Agreements involving the subject company’s securities. The information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference. The terms and conditions of the equity incentive plans, awards and related agreements attached hereto or incorporated by reference as Exhibits (d)(2) through (d)(7) are incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals

(a) Purposes. The information set forth in the Offer to Purchase under the section captioned “Summary Term Sheet” and Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) is incorporated herein by reference.

(b) Use of securities acquired. The information set forth in the Offer to Purchase under Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) is incorporated herein by reference.

(c) Plans. The information set forth in the Offer to Purchase under the section captioned “Summary Term Sheet” and Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration

(a) Source of funds. The information set forth in the Offer to Purchase under Section 9 (“Source and Amount of Funds”) is incorporated herein by reference.

(b) Conditions. The information set forth in the Offer to Purchase under Section 1 (“Number of Shares; Purchase Price; Proration”), Section 7 (“Conditions of the Offer”) and Section 9 (“Source and Amount of Funds”) is incorporated herein by reference. The Company has no alternative financing arrangements or financing plans with respect to the Offer.

(d) Borrowed funds. No part of the funds or other consideration required for the Offer is, or is expected, to be borrowed, directly or indirectly, for the purpose of the Offer.

Item 8. Interest in Securities of the Subject Company

(a) Securities ownership. The information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

(b) Securities transactions. The information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used

(a) Solicitations or recommendations. The information set forth in the Offer to Purchase under Section 16 (“Fees and Expenses”) is incorporated herein by reference.

Item 10. Financial Statements

(a) Not applicable.

(b) Not applicable.

Item 11. Additional Information

(a) Agreements, regulatory requirements and legal proceedings. The information set forth in the Offer to Purchase under Section 10 (“Certain Information Concerning Silicon Laboratories Inc.”), Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”), Section 12 (“Effects of the Offer on the Market for Shares; Registration under the Exchange Act”) and Section 13 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(c) Other material information. The information set forth in the Offer to Purchase and the related Letter of Transmittal, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12. Exhibits

Exhibit

(a)(1)(A)	Offer to Purchase, dated August 3, 2021.*

(a)(1)(B)	Letter of Transmittal (including IRS Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 3, 2021.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 3, 2021.*

(a)(2)	Not Applicable.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)(A)	Summary Advertisement, dated August 3, 2021*

(a)(5)(B)	Press Release issued by the Company on August 2, 2021 (incorporated by reference to Exhibit 99.1 to the Company’s Tender Offer Statement on Schedule TO-C filed on August 2, 2021).

(a)(5)(C)	Press release announcing Tender Offer, dated August 3, 2021.*

(a)(5)(D)	Frequently Asked Question for Employees*

(b)	Not Applicable.

(d)(1)	Form of Indemnification Agreement between the Company and each of its directors and executive officers (incorporated by reference to Exhibit 10.1 to the Company’s Annual Report on Form 10-K filed February 3, 2021).

(d)(2)	Silicon Laboratories Inc. 2009 Stock Incentive Plan, as amended and restated on April 20, 2017 (incorporated by reference to Exhibit 10.8 to the Company’s Annual Report on Form 10-K filed February 3, 2021).

Exhibit

(d)(3)	Silicon Laboratories Inc. 2009 Employee Stock Purchase Plan, as amended and restated on April 20, 2017 (incorporated by reference to Exhibit 10.9 to the Company’s Annual Report on Form 10-K filed February 3, 2021).

(d)(4)	Form of Restricted Stock Units Grant Notice and Global Restricted Stock Units Award Agreement under the Company’s 2009 Stock Incentive Plan, as amended and restated (incorporated by reference to Exhibit 10.10 to the Company’s Annual Report on Form 10-K filed February 3, 2021).

(d)(5)	Form of Market Stock Units Grant Notice and Global Market Stock Units Award Agreement under the Company’s 2009 Stock Incentive Plan, as amended and restated (incorporated by reference to Exhibit 10.11 to the Company’s Annual Report on Form 10-K filed February 3, 2021).

(d)(6)	Form of Stock Option Grant Notice and Global Stock Option Award Agreement under the Company’s 2009 Stock Incentive Plan, as amended and restated (incorporated by reference to Exhibit 10.12 to the Company’s Annual Report on Form 10-K filed February 3, 2021).

(d)(7)	Form of Performance Stock Units Grant Notice and Global PSU Award Agreement under the Company’s 2009 Stock Incentive Plan, as amended and restated (incorporated by reference to Exhibit 10.13 to the Company’s Annual Report on Form 10-K filed February 3, 2021).

(d)(8)	CEO Change in Control Agreement dated October 23, 2018 between Silicon Laboratories Inc. and G. Tyson Tuttle (incorporated by reference to Exhibit 10.15 to the Company’s Annual Report on Form 10-K filed February 3, 2021).

(d)(9)	Silicon Laboratories Inc. Form of Change in Control Agreement (incorporated by reference to Exhibit 10.16 to the Company’s Annual Report on Form 10-K filed February 3, 2021).

(d)(10)	Silicon Laboratories Inc. 2020 Bonus Plan (incorporated by reference to Exhibit 10.17 to the Company’s Annual Report on Form 10-K filed February 3, 2021).

(g)	Not Applicable.

(h)	Not Applicable.

*	Filed herewith

Item 13. Information required by Schedule 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SILICON LABORATORIES INC.

By:	/s/ John C. Hollister
Name:	John C. Hollister
Title:	Chief Financial Officer

Dated: August 3, 2021

EXHIBIT INDEX

Exhibit

(a)(1)(A)	Offer to Purchase, dated August 3, 2021.*

(a)(1)(B)	Letter of Transmittal (including IRS Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 3, 2021.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 3, 2021.*

(a)(2)	Not Applicable.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)(A)	Summary Advertisement, dated August 3, 2021*

(a)(5)(B)	Press Release issued by the Company on August 2, 2021 (incorporated by reference to Exhibit 99.1 to the Company’s Tender Offer Statement on Schedule TO-C filed on August 2, 2021).

(a)(5)(C)	Press release announcing Tender Offer, dated August 3, 2021.*

(a)(5)(D)	Frequently Asked Question for Employees*

(b)	Not Applicable.

(d)(1)	Form of Indemnification Agreement between the Company and each of its directors and executive officers (incorporated by reference to Exhibit 10.1 to the Company’s Annual Report on Form 10-K filed February 3, 2021).

(d)(2)	Silicon Laboratories Inc. 2009 Stock Incentive Plan, as amended and restated on April 20, 2017 (incorporated by reference to Exhibit 10.8 to the Company’s Annual Report on Form 10-K filed February 3, 2021).

(d)(3)	Silicon Laboratories Inc. 2009 Employee Stock Purchase Plan, as amended and restated on April 20, 2017 (incorporated by reference to Exhibit 10.9 to the Company’s Annual Report on Form 10-K filed February 3, 2021).

(d)(4)	Form of Restricted Stock Units Grant Notice and Global Restricted Stock Units Award Agreement under the Company’s 2009 Stock Incentive Plan, as amended and restated (incorporated by reference to Exhibit 10.10 to the Company’s Annual Report on Form 10-K filed February 3, 2021).

(d)(5)	Form of Market Stock Units Grant Notice and Global Market Stock Units Award Agreement under the Company’s 2009 Stock Incentive Plan, as amended and restated (incorporated by reference to Exhibit 10.11 to the Company’s Annual Report on Form 10-K filed February 3, 2021).

(d)(6)	Form of Stock Option Grant Notice and Global Stock Option Award Agreement under the Company’s 2009 Stock Incentive Plan, as amended and restated (incorporated by reference to Exhibit 10.12 to the Company’s Annual Report on Form 10-K filed February 3, 2021).

(d)(7)	Form of Performance Stock Units Grant Notice and Global PSU Award Agreement under the Company’s 2009 Stock Incentive Plan, as amended and restated (incorporated by reference to Exhibit 10.13 to the Company’s Annual Report on Form 10-K filed February 3, 2021).

(d)(8)	CEO Change in Control Agreement dated October 23, 2018 between Silicon Laboratories Inc. and G. Tyson Tuttle (incorporated by reference to Exhibit 10.15 to the Company’s Annual Report on Form 10-K filed February 3, 2021).

(d)(9)	Silicon Laboratories Inc. Form of Change in Control Agreement (incorporated by reference to Exhibit 10.16 to the Company’s Annual Report on Form 10-K filed February 3, 2021).

Exhibit

(d)(10)	Silicon Laboratories Inc. 2020 Bonus Plan (incorporated by reference to Exhibit 10.17 to the Company’s Annual Report on Form 10-K filed February 3, 2021).

(g)	Not Applicable.

(h)	Not Applicable.

*	Filed herewith